SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE l3D
                Under the Securities Exchange Act of l934
                         (Amendment No. 7)

                         Rogers Corporation
                         -------------------
                          (Name of Issuer)


                    Capital Stock, $1.00 par value
                    -------------------------------
                    (Title of class of securities)


                             77513310
                             ---------


                          (CUSIP Number)

                       Michael P. Maloney, Esq.
            Vice President, General Counsel and Secretary
                     Orion Capital Corporation
                         600 Fifth Avenue
                      New York, New York  10020
                         (212) 332-8080
- ------------------------------------------------------------------
(Name, address and telephone number of person authorized to

receive notices and communications)

Copies of all notices and communications should be sent to:

                       John J. McCann, Esq.
                 Donovan Leisure Newton & Irvine
                      30 Rockefeller Plaza
                    New York, New York l0112

                         December 15, 1994
- ------------------------------------------------------------------
(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this statement and is filing this statement because of Rule l3d-l(b) (3) or (4), check the following:

Check the following box if a fee is being paid with this statement:
[]


                   (Continued on following pages)
                        Page l of 14 Pages

CUSIP No.  77513310
- ------------------------------------------------------------------
                                                                   1)  Names of
Reporting Persons      (a) Orion Capital Corporation       S.S. or IRS
Identification          IRS No. 95-6069054
    Nos. of Above Persons           (b) Security Reinsurance
                            Company
                                        IRS No. 06-1008792
                                    (c) Security Insurance Company
                            of Hartford
                                        IRS No. 06-0529570
- ------------------------------------------------------------------
2)  Check the Appropriate Box if   (a)
    a Member of a Group            (b) X
                                   (c) X
    (See Instructions)
- ------------------------------------------------------------------

3)  SEC Use Only
- ------------------------------------------------------------------

4)  Source of Funds                (a)  AF
    (See Instructions)             (b)  WC
                                   (c)  WC
- ------------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings are Required
    Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------

6)  Citizenship or Place of        (a)  Delaware
    Organization                   (b)  Connecticut
                                   (c)  Connecticut
- ------------------------------------------------------------------
               (7)  Sole Voting
Number              Power                 216,600
of Shares      (8)  Shared Voting
Beneficially        Power
Owned by       (9)  Sole Dispositive
Each Reporting      Power                 216,600
Person With   (l0) Shared Dispositive
                   Power
- ------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person       216,600
- ------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares (See Instructions)
- ------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                   6.2%
- ------------------------------------------------------------------
14)  Type of Reporting Person    (a)  CO, HC
     (See Instructions)          (b)  CO, IC
                                 (c)  CO, IC

Item 1.   Security and Issuer.
          --------------------

     This statement relates to the Capital Stock, $1.00 par value
(the "Capital Stock"), of Rogers Corporation ("Rogers").  The
principal executive offices of Rogers are located at One Technology Drive, Rogers, CT 06263.
Item 2.   Identity and Background.
          -----------------------

     This statement is filed by Orion Capital Corporation ("Orion"), a Delaware corporation with its principal executive offices at 600 Fifth Avenue, New York, New York 10020-2302 and two of its wholly-owned subsidiaries: Security Reinsurance Company ("Security Re"), a Connecticut corporation; and Security Insurance Company of Hartford ("SICH"), a Connecticut corporation. The principal offices of Security Re and SICH are located at 9 Farm Springs Drive, Farm-ington, Connecticut 06032. Orion owns, directly or indirectly, all of the outstanding capital stock of Security Re and SICH. SICH underwrites and sells most types of property and casualty insurance with an emphasis on commercial insurance in specialized markets; Security Re is a reinsurance company.
     This statement amends Items 2 and 5 of the Schedule 13D dated October 24, 1989, as amended by Amendment No. 1 dated August 7, 1990, by Amendment No. 2 dated September 17, 1990, by Amendment No. 3 dated January 20, 1992, by Amendment No. 4 dated January 21, 1992, by Amendment No. 5 dated April 23, 1993, and by Amendment No. 6 dated May 3, 1994, each filed with the Commission by Orion and certain of its subsidiaries, by revising such item in accordance with the information contained herein.

     The executive officers and directors of Orion, Security Re and SICH, together with their present principal occupations and the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, appear in Exhibit A hereto.
     Each of the persons listed in Exhibit A hereto is a citizen of the United States, except for Graham Addington, who is a citizen of the United Kingdom. Neither Orion, Security Re nor SICH, nor to their best knowledge, any officer or director of Orion, Security Re or SICH has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 5.   Interest in Securities of Issuer.
          ---------------------------------

     According to Rogers' Quarterly Report on Form 10-Q for the quarterly period ended October 2, 1994, there were 3,516,995 shares of Rogers Capital Stock issued and outstanding as of October 30, 1994. Security Re and SICH own 216,600 shares in the aggregate or approximately 6.2% of Rogers' Capital Stock. Orion may continue to be deemed the beneficial owner of all shares of Rogers Capital Stock owned by Security Re and SICH. Of the 216,600 shares, Security Re owns 182,500 shares and SICH owns the balance of 34,100 shares. Since October 14, 1994, Security Re sold a total of 20,000 shares of Rogers Common Stock on the dates and at the prices set forth in Exhibit B hereto. All of the shares sold by Security Re were sold in open market transactions on the American Stock Exchange.
     Each of Securty Re and SICH has sole power to vote and dispose of its shares of Rogers Capital Stock; decisons with respect to acquisitions, voting and dispositions are made by the Investment Committtee of Security Re or SICH, a majority of whose members are officers and/or directors of Orion. Orion's voting control of SICH and Security Re enables Orion ultimately to direct the acquisition, voting and disposition of the shares of Rogers Capital Stock held by SICH and Security Re.
     Except as set forth above, or to the extent that the officers and directors of Orion, Security Re and SICH maybe deemed bo "beneficially own" shares of Rogers Capital Stock by reason of their voting power or investment power with respect to the shares owned by Security Re and SICH, no officer or director of Orion, Security Re or SICH beneficially owns, or has the right to acquire, directly or indirectly, any shares of Rogers Capital Stock or has effected any transaction in shares of Rogers Capital Stock since October 14, 1994.





                         Signatures
                         -----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              ORION CAPITAL CORPORATION

                              By: /s/Raymond J. Schuyler
                                ---------------------------------
                                     Raymond J.Schuyler
                                 Vice President - Investments



                                SECURITY INSURANCE COMPANY
                                  OF HARTFORD

                                SECURITY REINSURANCE COMPANY


                              By: /s/Raymond J. Schuyler
                                 ---------------------------------
                                     Raymond J. Schuyler
                                    Senior Vice President





Dated:  December 19, 1994

                     EXHIBIT INDEX



EXHIBIT                                          PAGE
- -------                                          -----

  A           Names, addresses and principal       8
              occupations of officers and
              directors of Orion, Security Re
              and SICH

  B           List of sales of Rogers Capital      14
              stock by Security Re

                              EXHIBIT A


                                        Principal Occupation
Name and Address                         of Employment
- ----------------                         ---------------------

Alan R Gruber (1, 2 and 3)              Chairman of the Board
Orion Capital Corporation               and Chief Executive
30 Rockefeller Plaza                    Officer of Orion and
New York, New York 10112                Chairman of the Board
                                        of Security Re and SICH


1Bertram J. Cohn (1)                     Managing Director and a
437 Madison Avenue,  30th Floor         limited partner, First
New York, New York 10022                Manhattan Company, invest-
                                        ment bankers


John C. Colman (1)                      Private investor and con-
4 Briar Lane                            sultant
Glencoe, Illinois 60022



Larry D. Hollen (1, 2 and 3)            President and Chief Opera-
Orion Capital Corporation               ting Officer of Orion;
9 Farm Springs Drive                    President of SICH; Vice
Farmington, Connecticut 06032           Chairman of Security Re


Robert H. Jeffrey (1)                   President Jeflion Invest-
The Jeffrey Company                     ment Company; President,
88 E. Broad Street, Suite 1560          The Jeffrey Company, a
Columbus, Ohio 43215                    privately held investment
                                        company which is the
                                        parent of Jeflion Invest-
                                        ment Company


Warren R. Lyons (1)                     President, Avco Fianancial
Avco Fianancial Services                Services, a financial
3349 Michelson Drive                    services company
Irvine, California 92715

- ------------------------------------------------------------------
(1)  Director of Orion
(2)  Director of Security Re
(3)  Director of SICH

                                        Principal Occupation
Name and Address                         of Employment
- ----------------                        ---------------------

James K. McWilliams (1)                 Proprietor of McWilliams &
McWilliams & Company                    Company  and  general
555 California Street                   partner of McWilliams
Suite 5040                              Associates, investment
San Francisco, California 94104         counselors;  General
                                        Partner, Mt. Eden Vine-
                                        yards, Inc.


Ronald W. Moore (1)                     Adjunct Professor of
Morgan Hall                             Business Administration,
Soldiers Field                          Harvard University
Boston, Massachusetts 02163


Robert B. Sanborn (1 and 3)             Vice Chairman of the Board
Orion Capital Corportion                of Orion; Vice Chariman of
9 Farm Springs Drive                    SICH
Farmington, Connecticut 06032


William J. Shepherd (1)                 Private investor
Chemical Bank New Jersey
225 South Street
Morristown, New Jersey 07962


John R. Thorne (1)                      Professor, Graduate School
Furnace Run                             of Industrial Administra-
Laughlintown, Pennsylvania 15655        tion, Carnegie-Mellon
                                        University; Chairman, The
                                        Enterprise Corporation of
                                        Pittsburgh, a private,
                                        non-profit  corporation
                                        encouraging and supporting
                                        new  entrepreneurial
                                        business


Roger B. Ware (1)                       President and Chief Execu-
Guaranty National Corporation           tive Officer of Guaranty
100 Inverness Terrace East              National Corporation, a
Englewood, Colorado 80112               property and casualty in-
                                        surance company 49% owned
                                        by Orion
- ------------------------------------------------------------------
(1)  Director of Orion
(2)  Director of Security Re
(3)  Director of SICH

                                        Principal Occupation
Name and Address                        of Employment
- ----------------                        ---------------------

W. Marston Becker                       Senior Vice President of
Design Professionals Insurance          Orion and SICH; President
 Company                                of Design Professionals
2959 Monterey/Salinas Highway           Insurance Company
Monterey, California 93940              ("DPIC"), an indirect
                                        subsidiary of Orion


Raymond W. Jacobsen                     Senior Vice President of
EBI Companies                           Orion; President of EBI
325 North Corporate Drive               Companies and Senior Vice
Brookfield, Wisconsin 53045             President of SICH


Arthur B. McHugh                        Senior Vice President of
Orion Capital Corporation               Orion, Security Re and
9 Farm Springs Drive                    SICH; President of
Farmington, Connecticut 06032           Connecticut Specialty
                                        Insurance Group ("CSIG"),
                                        an indirect subsidiary of
                                        Orion

Daniel L. Barry (2 and 3)               Vice President and
Orion Capital Corporation               Controller of Orion;
9 Farm Springs Drive                    Vice Chairman of Security
Farmington, Connecticut 06032           Re and Senior Vice Presi-
                                        dent and Controller of
                                        SICH


Michael P. Maloney, Esq.                Vice President, General
Orion Capital Corporation               Counsel and Secretary of
600 Fifth Avenue                        Orion; Senior Vice
New York, New York 10020                President and Assistant
                                        Secretary of Security Re
                                        and SICH


William G. McGovern                     Vice President and Chief
Orion Capital Corporation               Actuary of Orion; Senior
9 Farm Springs Drive                    Vice President and Chief
Farmington, Connecticut 06032           Actuary of Security Re
                                        and SICH


Vincent T. Papa (2 and 3)               Vice  President  and
Orion Capital Corporation               Treasurer of Orion;
600 Fifth Avenue                        Senior Vice President and
New York, New York 10020                Treasurer of Security Re
                                        and SICH


- ------------------------------------------------------------------
(2)  Director of Security Re
(3)  Director of SICH

                                        Principal Occupation
Name and Address                        of Employment
- ----------------                        ---------------------

Raymond J. Schuyler (3)                 Vice President of Orion
Orion Capital Corporation               and Senior Vice President
600 Fifth Avenue                        of Security Re and SICH
New York, New York 10020


Lawrence D. Nolen (2)                   President of Security Re
Orion Capital Companies                 and Vice President of
9 Farm Springs Drive                    SICH
Farmington, Connecticut 06032


Eva Schlehofer                          Senior Vice President of
Orion Capital Companies                 SICH
9 Farm Springs Drive
Farmington, Connecticut 06032


Stanley G. Fullwood (2 and 3)           Vice President, General
Orion Capital Companies                 Counsel and Secretary
9 Farm Springs Drive                    of Security Re and
Farmington, Connecticut 06032           SICH


Graham A. Addington                     Vice President of DPIC
DPIC Companies                          Companies and SICH
155 University Avenue, Suite 702
Toronto, Ontario M5H 3B7
Canada


Leland H. Beman                         Vice President of Security
Orion Capital Companies                 Re and SICH
9 Farm Springs Drive
Farmington, Connecticut 06032


Marsha O. Bissonnette                   Vice President and
Orion Capital Companies                 Assistant Secretary
9 Farm Springs Drive                    of Security Re and
Farmington, Connecticut 06032           SICH


William D. Brooks                       Vice President of SICH
Orion Capital Companies
9 Farm Springs Drive
Farmington, Connecticut 06032


Thomas A. Clark                         Senior Vice President of
Orion Capital Companies                 CSIG; Vice President of
9 Farm Springs Drive                    SICH
Farmington, Connecticut 06032


- ------------------------------------------------------------------
(2)  Director of Security Re
(3)  Director of SICH

                                        Principal Occupation
Name and Address                        of Employment
- ----------------                        ---------------------

Charles W. Cole, Jr.                    Vice President of SICH
Orion Capital Companies
9 Farm Springs Drive
Farmington, Connecticut 06032


William M. Demmon                       Vice President of SICH
Orion Capital Companies
9 Farm Springs Drive
Farmington, Connecticut 06032


Jonathan H. Gice                        Senior Vice President of
EBI Companies                           EBI Companies; Vice
300 North Patrick Blvd.,                President of SICH
Suite 150
Brookfield, Wisconsin 53005


Elliott P. Gleason                      Senior Vice President of
Design Professionals Insruance          DPIC; Vice President of
 Company                                SICH
2959 Monterey/Salinas Highway
Monterey, California 93940


Francis J. Kelly, Jr.                   Vice President of Security
Orion Capital Companies                 Re and SICH
9 Farm Springs Drive
Farmington, Connecticut 06032


Craig A. Nyman                          Vice President and
Orion Capital Companies                 Assistant Treasurer of
9 Farm Springs Drive                    Security Re and SICH
Farmington, Connecticut 06032


George K. Saba                          President of Nations'
Orion Capital Companies                 Care, Inc., an indirect
9 Farm Springs Drive                    subsidiary of Orion, and
Farmington, Connecticut 06032           Vice President of SICH


Kevin W. Sullivan                       Vice President-Investments
Orion Capital Corporation               of Security Re and SICH
600 Fifth Avenue
New York, New York 10020


- ------------------------------------------------------------------

                                        Principal Occupation
Name and Address                        of Employment
- ----------------                        ---------------------

Richard C. Tardif                       Vice President of Security
Orion Capital Companies                 Re and SICH
9 Farm Springs Drive
Farmington, Connecticut 06032


David J. Vermeulen                      Senior Vice President of
Design Professionals Insurance          DPIC and Vice President of
 Company                                SICH
2959 Monterey/Salinas Highway
Monterey, California 93940


Peter M. Vinci                          Vice President of Security
Orion Capital Companies                 Re and SICH
9 Farm Springs Drive
Farmington, Connecticut 06032


Florence E. Whitmire                    Senior Vice President of
Design Professionals Insurance          DPIC and Vice President of
 Company                                SICH
2959 Monterey/Salinas Highway
Monterey, California 93940

                            EXHIBIT B



        Sales of Rogers Common Stock by Security Re
        --------------------------------------------



                     Number              Price Per Share
Date                 of Shares           (net of commission)
- ----                 ----------          --------------------

10/17/94              1,900                  $  35.44
10/19/94              1,800                     35.44
10/28/94              1,300                     35.44
12/15/94              5,000                     47.69
12/15/94              2,500                     47.94
12/15/94              2,500                     48.19
12/15/94              2,500                     48.44
12/15/94              2,500                     48.69